                                                                     Exhibit 2.1


                          AGREEMENT AND PLAN OF MERGER

                                     BETWEEN

                                 LX MERGER CORP.

                                       AND

                                   LEXENT INC.

                                   DATED AS OF

                                  JULY 9, 2003

                                TABLE OF CONTENTS

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                                                                                                                      PAGE
ARTICLE I THE MERGER.............................................................................................       2
         Section 1.01          The Merger........................................................................       2
         Section 1.02          Effective Time; Closing...........................................................       2
         Section 1.03          Effects of the Merger.............................................................       2
         Section 1.04          Certificate of Incorporation and By-Laws of the Surviving Corporation.............       2
         Section 1.05          Directors.........................................................................       2
         Section 1.06          Officers..........................................................................       2
         Section 1.07          Conversion of Common Shares.......................................................       3
         Section 1.08          Conversion of Purchaser Common Stock..............................................       3
         Section 1.09          Company Options...................................................................       3
         Section 1.10          Stockholders' Meeting.............................................................       4
         Section 1.11          Proxy Statement and Schedule 13E-3................................................       4
ARTICLE II DISSENTING SHARES; PAYMENT FOR COMMON SHARES..........................................................       6
         Section 2.01          Dissenting Shares.................................................................       6
         Section 2.02          Payment for Common Shares.........................................................       6
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY........................................................       8
         Section 3.01          Organization and Qualification; Subsidiaries......................................       8
         Section 3.02          Certificate of Incorporation and By-Laws..........................................       9
         Section 3.03          Capitalization....................................................................       9
         Section 3.04          Authority Relative to this Agreement.............................................       10
         Section 3.05          No Conflict; Required Filings and Consents.......................................       10
         Section 3.06          SEC Reports and Financial Statements.............................................       11
         Section 3.07          Information......................................................................       12
         Section 3.08          Opinion of Financial Advisor.....................................................       12
         Section 3.09          Brokers..........................................................................       12
         Section 3.10          Certain Approvals; Take-Over Laws................................................       12
         Section 3.11          Change of Control Provisions.....................................................       13
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PURCHASER..........................................................       13
         Section 4.01          Organization and Qualification...................................................       13

                                TABLE OF CONTENTS
                                  (continued)

                                                                                                                      PAGE
         Section 4.02          Authority Relative to this Agreement.............................................       13
         Section 4.03          No Conflict; Required Filings and Consents.......................................       14
         Section 4.04          Information......................................................................       14
         Section 4.05          Brokers..........................................................................       14
         Section 4.06          Stock Ownership..................................................................       14
ARTICLE V COVENANTS.............................................................................................       14
         Section 5.01          Access to Information............................................................       14
         Section 5.02          Efforts..........................................................................       15
         Section 5.03          Consents.........................................................................       16
         Section 5.04          Public Announcements.............................................................       16
         Section 5.05          Continuance of Existing Indemnification Rights...................................       17
         Section 5.06          No Solicitation..................................................................       18
         Section 5.07          Notification of Certain Matters..................................................       19
         Section 5.08          Disposition of Litigation........................................................       20
         Section 5.09          State Takeover Laws..............................................................       20
ARTICLE VI CONDITIONS TO CONSUMMATION OF THE MERGER.............................................................       20
         Section 6.01          (a)  Conditions to the Obligations of the Company and Purchaser..................       20
ARTICLE VII TERMINATION; AMENDMENTS; WAIVER.....................................................................       23
         Section 7.01          Termination......................................................................       23
         Section 7.02          Effect of Termination............................................................       25
         Section 7.03          Fees and Expenses................................................................       25
         Section 7.04          Amendment........................................................................       26
         Section 7.05          Extension; Waiver................................................................       26
ARTICLE VIII INDEMNIFICATION....................................................................................       26
         Section 8.01          Indemnification Obligation of the Company........................................       26
         Section 8.02          Indemnification Procedures.......................................................       26
         Section 8.03          Payment..........................................................................       27
         Section 8.04          Adjustment to Indemnities........................................................       27
ARTICLE IX MISCELLANEOUS........................................................................................       28

                                TABLE OF CONTENTS
                                  (continued)

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
         Section 9.01          Non-Survival of Representations and Warranties...................................       28
         Section 9.02          Entire Agreement; Assignment.....................................................       28
         Section 9.03          Binding Agreement................................................................       28
         Section 9.04          Severability.....................................................................       28
         Section 9.05          Notices..........................................................................       28
         Section 9.06          Governing Law; Jurisdiction......................................................       29
         Section 9.07          Waiver of Jury Trial.............................................................       30
         Section 9.08          Descriptive Headings.............................................................       30
         Section 9.09          Construction.....................................................................       30
         Section 9.10          Counterparts.....................................................................       30
         Section 9.11          Parties in Interest..............................................................       30
         Section 9.12          Certain Definitions..............................................................       30
         Section 9.13          Specific Performance.............................................................       31
         Section 9.14          Enforcement Costs................................................................       31

                          AGREEMENT AND PLAN OF MERGER

      AGREEMENT AND PLAN OF MERGER ("Agreement"), dated as of July 9, 2003, between LX Merger Corp., a Delaware corporation ("Purchaser"), and Lexent Inc., a Delaware corporation (the "Company").

      WHEREAS, each of the Board of Directors of Purchaser (the "Purchaser Board") and the Board of Directors of the Company (the "Company Board") have approved the acquisition of the Company by Purchaser on the terms and subject to the conditions set forth in this Agreement;

      WHEREAS, the Purchaser Board and the Company Board have, subject to the conditions contained herein, approved the merger of Purchaser with and into the Company (the "Merger"), as set forth below, in accordance with the General Corporation Law of the State of Delaware (the "DGCL") and upon the terms and subject to the conditions set forth in this Agreement, whereby all issued and outstanding shares of the Company's common stock, par value $0.001 per share (the "Common Shares") not owned directly or indirectly by the Company or the Purchaser will be converted into the right to receive $1.50 per share (the "Merger Price") in cash;

      WHEREAS, pursuant to the Merger, the Company shall pay and cash out all options outstanding on the Effective Time (as defined in Section 1.02) at the Option Price (as defined in Section 1.09);

      WHEREAS, the Company Board has approved the Merger upon the terms and subject to the conditions set forth in this Agreement and resolved and agreed to recommend that stockholders of the Company adopt this Agreement and approve the Merger;

      WHEREAS, prior to any contribution of Common Shares to Purchaser or the issuance of any shares of capital stock of the Purchaser, the Company Board has approved this Agreement, the Merger and the transactions contemplated hereby in accordance with Section 203 of the DGCL;

      WHEREAS, the persons set forth on Schedule A attached hereto (the "Purchaser Stockholders"), which schedule may be amended from time to time, are each a stockholder of the Purchaser and the Company;

      WHEREAS, the Purchaser Stockholders and certain other stockholders of the Company entered into letter agreements, (the "Letter Agreements") whereby the parties thereto agreed to vote for and otherwise support a merger or other similar transaction between the Purchaser Stockholders and the Company;

      WHEREAS, Purchaser and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger.

      NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, Purchaser and the Company agree as follows:

                                    ARTICLE I

                                   THE MERGER

      Section 1.01 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions contained herein, and in accordance with the applicable provisions of this Agreement and the DGCL, at the Effective Time (as defined in Section 1.02) Purchaser shall be merged with and into the Company. Following the Merger, the separate corporate existence of Purchaser shall cease, and the Company shall continue as the surviving corporation (the "Surviving Corporation").

      Section 1.02 Effective Time; Closing. As soon as practicable after the satisfaction or waiver of the conditions set forth in Section 6.01, the Surviving Corporation shall execute in the manner required by the DGCL and deliver to the Secretary of State of the State of Delaware a duly executed certificate of merger, and the parties shall take such other and further actions as may be required by law to make the Merger effective. The Merger shall become effective at such time as such certificate of merger is duly filed with the Secretary of State of the State of Delaware, or such later time as Purchaser and the Company may agree and specify in such certificate (the "Effective Time"). The closing of the Merger (the "Closing") shall take place at the offices of Mayer, Brown, Rowe & Maw LLP, 1675 Broadway, New York, New York at 10:00 a.m. New York City time two business days following the date on which the conditions to the Closing (other than those that, by their terms, are to be satisfied at the Closing) have been satisfied or waived, or at such other place, time and date as the parties hereto may agree.

      Section 1.03 Effects of the Merger. The Merger shall have the effects set forth in the DGCL.

      Section 1.04 Certificate of Incorporation and By-Laws of the Surviving Corporation.

      (a) The amended and restated certificate of incorporation of the Company shall be amended at the Effective Time as set forth on Exhibit A hereto and as so amended shall be the amended and restated Certificate of Incorporation of the Surviving Corporation.

      (b) The by-laws of Purchaser in effect at the Effective Time as set forth on Exhibit B hereto shall be the by-laws of the Surviving Corporation, until thereafter amended in accordance with the terms thereof, the terms of the Surviving Corporation's certificate of incorporation and the DGCL, except that the name of the Surviving Corporation shall remain Lexent Inc.

      Section 1.05 Directors. Subject to applicable law, the directors of Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, in accordance with applicable law and the Surviving Corporation's certificate of incorporation and bylaws.

      Section 1.06 Officers. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

      Section 1.07 Conversion of Common Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the stockholders of the Company, each Common Share issued and outstanding immediately prior to the Effective Time (other than any Common Shares held by Purchaser or any wholly-owned subsidiary of Purchaser or held in the treasury of the Company or by any wholly-owned subsidiary of the Company, which Common Shares, by virtue of the Merger and without any action on the part of the holder thereof, shall be cancelled and shall cease to exist with no payment being made with respect thereto, and other than Dissenting Shares (as defined in Section 2.01)) shall be converted into the right to receive in cash the Merger Price payable to the holder thereof.

      Section 1.08 Conversion of Purchaser Common Stock. At the Effective Time, each share of common stock, par value $0.001 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

      Section 1.09 Company Options. Purchaser and the Company shall take all actions necessary, including, without limitation, amendments to or termination of any option, benefit, compensation or other plans or put or other agreements so that, immediately prior to the Effective Time, (A) each outstanding option to purchase Common Shares (collectively, the "Options"), under any Company stock incentive plan or arrangement, whether or not then exercisable, shall become fully exercisable, (B) each Option which is then outstanding shall be cancelled, and (C) in consideration of such cancellation, and except to the extent that Purchaser and the holder of any such Option otherwise agree, immediately following the Effective Time, the Company shall pay to such holders of Options an amount in respect thereof without interest thereon equal to the product of
(1) the excess of the Merger Price over the applicable exercise price thereof (the "Option Price") and (2) the number of Common Shares subject thereto (such payment to be net of taxes required by law to be withheld with respect thereto). The Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Options pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the "Code"), or under any provision of state, local or foreign tax law. To the extent that the exercise price of any Option is greater than or equal to the Merger Price, such Option shall be terminated and cancelled without any consideration being payable to the holder thereof.

      Section 1.10 Stockholders' Meeting.

      (a) The Company will take all action necessary in accordance with the DGCL and the Company's Certificate of Incorporation and Bylaws to cause a meeting of its stockholders (the "Special Meeting") to be duly called and held to consider and vote upon the approval and adoption of this Agreement and the Merger, and the Company will use its commercially reasonable efforts to hold the Special Meeting as soon as practicable after the date of this Agreement. The Company Board will, subject to Section 1.10(b) and Section 5.06, recommend such approval and adoption of this Agreement and the Merger by the Company's stockholders as provided herein and will use its commercially reasonable efforts to solicit such approval, including, without limitation, timely mailing the Proxy Statement (as defined in Section 1.11).

      (b) The Company Board will not withdraw, modify or change in a manner adverse to Purchaser, its recommendation to the Company's stockholders unless the Company Board determines in good faith, after consultation with counsel, that such withdrawal or modification is required by law in order for the Company Board to comply with its fiduciary duties to the Company's stockholders. Any withdrawal, change or modification of the recommendation of the Company Board in accordance with the previous sentence will not constitute a breach of the Company's representations, warranties, covenants or agreements contained in this Agreement. Unless this Agreement is previously terminated in accordance with
Article VII , the Company will submit this Agreement to its stockholders at the Special Meeting in accordance with Section 1.10(a) even if the Company Board has withdrawn, modified or changed its recommendation of this Agreement or the transactions contemplated by this Agreement and will not postpone or adjourn such meeting or the vote by the Company's stockholders upon this Agreement to another date without Purchaser's approval or as otherwise required by law.

      Section 1.11 Proxy Statement and Schedule 13E-3.

      (a) As promptly as practicable after the execution of this Agreement, the Company and Purchaser will cooperate to prepare and file a Schedule 13E-3 Transaction Statement (together with any amendments thereto, "Schedule 13E-3"), and the Company will prepare and file with the SEC a proxy statement (together with any amendments thereto, the "Proxy Statement") relating to the Special Meeting. Both Purchaser and the Company will cause Schedule 13E-3 to comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder, the rules and regulations of any stock exchange or other listing organization that may be applicable and the DGCL. The Company will cause the Proxy Statement to comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder, the rules and regulations of any stock exchange or other listing organization that may be applicable and the DGCL. Both the Company and Purchaser will furnish to each other all information concerning the Company or Purchaser each may reasonably request in connection with such actions and the preparation of Schedule 13E-3 and the Proxy Statement. Purchaser will be given a reasonable opportunity to review and comment on all filings by the Company with the SEC in connection with the transactions contemplated hereby, including the Proxy Statement and any amendment or supplement thereto, and all mailings to the Company's stockholders in connection with the transaction contemplated by this Agreement. The Company will be given a reasonable opportunity to review and comment on all filings by Purchaser with the SEC in connection with the transactions contemplated hereby, including Schedule 13E-3 and any amendment or supplement thereto. The Company, with the cooperation of Purchaser, will use its commercially reasonable efforts to cause the Proxy Statement to be mailed to each of the Company's stockholders as promptly as practicable after the compliance with SEC filing requirements and, if necessary, satisfactory resolution of SEC comments. The Company will also promptly as practicable file, and, if required, mail to the Company's stockholders, any amendment to the Proxy Statement which may become necessary after the date the Proxy Statement is first mailed to the Company's stockholders. The Company and Purchaser will also promptly as practicable file any amendment to Schedule 13E-3 which may become necessary after the date Schedule 13E-3 is first filed with the SEC.

      (b) No amendment or supplement to the Proxy Statement or Schedule 13E-3 will be made by the Company without the prior written approval of Purchaser, which approval will not be unreasonably withheld, conditioned or delayed. The Company will advise Purchaser promptly after it receives notice thereof of any request by the SEC or any stock exchange or other listing organization that may be applicable for amendment of the Proxy Statement or Schedule 13E-3 or comments thereof and responses thereto or requests by the SEC for additional information.

      (c) The Proxy Statement will include the recommendation of the Company Board to the stockholders of the Company that they vote in favor of the adoption of this Agreement and the Merger, except as otherwise provided in Section 1.10 or 5.06 of this Agreement.

      (d) The information supplied by the Company included in the Proxy Statement and Schedule 13E-3 will not, at (i) the time the Proxy Statement and
Schedule 13E-3 is filed with the SEC; (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, and (iii) the time of the Special Meeting, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein, in light of the circumstances under which they were made, or necessary in order to make the statements therein not misleading, except that no representation or warranty is made by the Company with respect to statements made in or incorporated by reference therein based on information supplied by or on behalf of Purchaser specifically for inclusion or incorporation by reference therein. If at any time prior to the Effective Time any event or circumstances relating to the Company or any of the Company subsidiaries, or their respective officers and, should be discovered by the Company that should be set forth in an amendment or a supplement to the Proxy Statement or Schedule 13E-3, the Company will promptly inform Purchaser.

      (e) The information supplied by or on behalf of Purchaser included in
Schedule 13E-3 or for inclusion in the Proxy Statement will not, at (i) the time the Proxy Statement and Schedule 13E-3 is filed with the SEC; (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company; and (iii) the time of the Special Meeting, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. If at any time prior to the Effective Time any event or circumstances relating to Purchaser or its officers and directors should be discovered by Purchaser that should be set forth in an amendment or a supplement to Schedule 13E-3 or the Proxy Statement, Purchaser will promptly inform the Company.

                                   ARTICLE II

                  DISSENTING SHARES; PAYMENT FOR COMMON SHARES

      Section 2.01 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Common Shares outstanding immediately prior to the Effective Time and held by a holder of Common Shares who has not voted in favor of the Merger or consented thereto in writing and who demands in writing an appraisal for such Common Shares in accordance with Section 262 of the DGCL, if such
Section 262 provides for appraisal rights for such Common Shares in the Merger ("Dissenting Shares"), shall not be converted into the right to receive the Merger Price as provided in Section 1.07 but shall be entitled to receive the consideration as shall be determined pursuant to Section 262 of DGCL, unless and until such holder fails to perfect or withdraws or otherwise loses his right to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or withdraws or loses his right to appraisal, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the Merger Price, if any, to which such holder is entitled, without interest or dividends thereon. The Company shall give Purchaser prompt notice of any demands received by the Company for appraisal of Common Shares, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company and, prior to the Effective Time, Purchaser and the Company shall cooperate with each other in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Purchaser, make any payment with respect to, or settle or offer to settle, any such demands.

      Section 2.02 Payment for Common Shares.

      (a) From and after the Effective Time, a bank or trust company designated by Purchaser and reasonably acceptable to the Company shall act as paying agent (the "Paying Agent") in effecting the payment of the Merger Price in respect of certificates (the "Share Certificates") that, prior to the Effective Time, represented Common Shares entitled to payment of the Merger Price pursuant to
Section 1.07. At the Effective Time, the Company shall deposit, or cause to be deposited, in trust with the Paying Agent the aggregate Merger Price to which holders of Common Shares shall be entitled at the Effective Time pursuant to
Section 1.07.

      (b) Promptly after the Effective Time, the Paying Agent shall mail to each record holder of Share Certificates that, immediately prior to the Effective Time, represented Common Shares (other than Share Certificates representing Dissenting Shares and Share Certificates representing Common Shares held by Purchaser or any wholly-owned subsidiary of Purchaser, in the treasury of the Company or by any wholly-owned subsidiary of the Company that are to be cancelled in accordance with Section 1.07) (i) a form of letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Share Certificates shall pass, only upon proper delivery of the Share Certificates to the Paying Agent and which shall be in such form and have such other provisions as Purchaser and the Company may reasonably specify and (ii) instructions for use in surrendering such Share Certificates and receiving the aggregate Merger Price in respect thereof. Upon surrender of each such Share Certificate together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, the Paying Agent shall pay the holder of such Share Certificate the Merger Price multiplied by the number of Common Shares formerly represented by such Share Certificate in consideration therefor, and such Share Certificate shall forthwith be cancelled. Until so surrendered, each such Share Certificate (other than Share Certificates representing Dissenting Shares and Share Certificates representing Common Shares held by Purchaser, any wholly-owned subsidiary of Purchaser, in the treasury of the Company or by any wholly-owned subsidiary of the Company that are to be cancelled in accordance with the Section 1.07) shall represent solely the right to receive the aggregate Merger Price relating thereto. No interest or dividends shall be paid or accrued on the Merger Price. If the Merger Price (or any portion thereof) is to be delivered to any person other than the person in whose name the Share Certificate formerly representing Common Shares surrendered therefor is registered, it shall be a condition to such right to receive such Merger Price, that the Share Certificate so surrendered shall be properly endorsed, with signature guaranteed, or otherwise be in proper form for transfer and that the person surrendering such Share Certificates shall pay to the Paying Agent any transfer or other taxes required by reason of the payment of the Merger Price, to a person other than the registered holder of the Share Certificate surrendered, or shall establish to the satisfaction of the Paying Agent that such tax has been paid or is not applicable.

      (c) Promptly following the date that is six months after the Effective Time, the Paying Agent shall deliver to the Surviving Corporation all cash, Share Certificates and other documents in its possession relating to the transactions described in this Agreement, and the Paying Agent's duties shall terminate. Thereafter, each holder of a Share Certificate formerly representing a Common Share shall thereafter look only to the Surviving Corporation (as a general creditor thereof) for payment of its claim for the Merger Price (without any interest or dividends thereon).

      (d) No Liability. To the extent permitted by applicable law, none of Purchaser, the Company, the Surviving Corporation or the Paying Agent shall be liable to any person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

      (e) Investment of Merger Price. The Paying Agent shall invest the Merger Price as directed by the Surviving Corporation; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $1 billion. Any interest resulting from such investment shall be paid to the Surviving Corporation.

      (f) Transfer of Common Shares. After the Effective Time, there shall be no registrations of transfers on the stock transfer books of the Surviving Corporation of any Common Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates formerly representing Common Shares are presented to the Surviving Corporation or the Paying Agent, they shall be surrendered and cancelled in consideration for the payment of the aggregate Merger Price relating thereto, as provided in this Article II.

      (g) No Further Ownership Rights in Common Shares Exchanged For Cash. All cash paid upon the surrender for exchange of Certificates representing Common Shares in accordance with the terms of this Article II shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the Common Shares exchanged for cash theretofore represented by such Certificates in accordance with the DGCL.

      (h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to the Certificate, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Price with respect thereto.

      (i) Withholding of Tax. The Company or the Surviving Corporation or any of their respective affiliates shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any former holder of Common Shares such amounts as the Company or the Surviving Corporation (or any of their respective affiliate thereof) is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Company or the Surviving Corporation and paid by the Company or the Surviving Corporation to the applicable taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of Common Shares in respect of which such deduction and withholding was made by the Company or the Surviving Corporation.

                                  ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      The Company represents and warrants to Purchaser, as of the date hereof and as of the Effective Time, that, except as set forth in the Company's Form 10-K for the year ended December 31, 2002 and the Company's Form 10-Q for the quarter ended March 31, 2003, (collectively, the "Recent SEC Reports") filed with the SEC and except as set forth in the Company Disclosure Statement delivered to Purchaser prior to the execution of this Agreement (the "Company Disclosure Statement"):

      Section 3.01 Organization and Qualification; Subsidiaries. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of the Company's subsidiaries is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation. The Company and each of the subsidiaries has the requisite corporate or limited liability company power and authority to own, operate or lease its properties and to carry on its business as it is now being conducted, and is duly qualified or licensed to do business, and is in good standing, in each jurisdiction in which the nature of its business or the properties owned, operated or leased by it makes such qualification, licensing or good standing necessary; except where the failure to have such power or authority, or the failure to be so qualified, licensed or in good standing, would not reasonably be expected to have a Material Adverse Effect on the Company. As used in this Agreement, the term "Material Adverse Effect on the Company" means any change or effect that would be materially adverse to the assets, liabilities, business, prospects, operations or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, or the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

      Section 3.02 Certificate of Incorporation and By-Laws. The Company has heretofore made available to Purchaser a complete and correct copy of the certificate of incorporation and the by-laws or certificate of formation and limited liability company agreements, as applicable, each as amended to the date hereof, of the Company and its subsidiaries. Such certificates or articles of incorporation and by-laws or certificate of formation and limited liability company agreements, as applicable, are in full force and effect, and no other organizational documents are applicable to or binding upon the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries is in violation of any of the provisions of its certificate of incorporation or by-laws or certificate of formation and limited liability company agreements, as applicable.

      Section 3.03 Capitalization. The authorized capital stock of the Company consists of 120,000,000 shares of Common Stock, par value $0.001 per share (the "Common Stock), and no shares of preferred stock. As of the date of this Agreement, the Company had 42,246,498 shares of Common Stock issued and outstanding and no shares of preferred stock issued and outstanding. The Company has no shares of capital stock reserved for issuance, except that, as of the date of this Agreement, there were 9,900,000 shares of Common Stock reserved for issuance pursuant to the exercise of Options (of which Options to purchase 4,530,097 shares of Common Stock are issued and outstanding). The name of each option holder, the number of options held by each holder, the strike price of such options and the vesting schedule of such options are set forth on Schedule B attached hereto. All the outstanding shares of Common Stock are, and all shares of Common Stock which may be issued pursuant to the exercise of outstanding Options will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and free of preemptive (or similar) rights. As of the date hereof, there are no treasury shares, and there are no stock appreciation rights. There are no bonds, debentures, notes or other evidences of indebtedness having general voting rights (or convertible into securities having such rights) ("Voting Debt") of the Company or any of its subsidiaries issued and outstanding. Except as contemplated by (i) this Agreement and (ii) the Company's obligations under the Options, there are no outstanding contractual obligations of the Company or any of its subsidiaries to repurchase, redeem, or otherwise acquire any Common Shares or the capital stock or membership interests of the Company or any of its subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such subsidiary or any other entity. Each of the outstanding shares of capital stock or membership interests, as applicable, of each of the Company's subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and all such shares or membership interests, as applicable, of the Company's subsidiaries are owned by the Company or by another wholly owned subsidiary of the Company and owned in each case free and clear of any lien, claim, option, charge, security interest, limitation, encumbrance and restriction of any kind (any of the foregoing being a "Lien"). Except for the Voting Agreement, dated as of February 14, 2000 by and among the Company and certain stockholders of the Company, there are no voting trusts or other agreements or understandings to which the Company or any of its subsidiaries is a party with respect to the voting of the capital stock or membership interests, as applicable, of the Company or any of its subsidiaries. None of the Company or its subsidiaries is required to redeem, repurchase or otherwise acquire shares of capital stock or membership interests, as applicable, of the Company, or any of its subsidiaries, respectively, as a result of the transactions contemplated by this Agreement.

      Section 3.04 Authority Relative to this Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized and approved by the Company Board and no other corporate proceedings on the part of the Company are necessary to authorize or approve this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the approval and adoption of the Merger and this Agreement by holders of the Common Shares to the extent required by the Company's certificate of incorporation, this Agreement and by applicable law and the filing of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due and valid authorization, execution and delivery of this Agreement by Purchaser, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity.

      Section 3.05 No Conflict; Required Filings and Consents.

      (a) None of the execution, delivery of and performance of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby or compliance by the Company with any of the provisions hereof will (i) conflict with or result in a violation of any provision of the certificate of incorporation or by-laws of the Company, as amended, or the applicable organizational documents of any of its subsidiaries, (ii) conflict with or violate any law, rule, regulation, order, judgment, writ or decree of any governmental authority applicable to the Company or any of its subsidiaries, or by which any of them or any of their respective properties or assets may be bound or affected, or (iii) result in a violation or breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under (any of the foregoing referred to in clause (ii) or this clause
(iii) being a "Violation"), any loan and credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of their respective properties may be bound or affected, except, in the case of clauses
(ii) and (iii), for any such Violations which would not reasonably be expected to have a Material Adverse Effect on the Company.

      (b) None of the execution, delivery and performance of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby or compliance by the Company with any of the provisions hereof will require any consent, waiver, approval, authorization or permit of, or registration or filing with or notification to (any of the foregoing being a "Consent"), any government or subdivision thereof, or any administrative, governmental or regulatory authority, agency, court, commission, tribunal or body, domestic, foreign or supranational (a "Governmental Entity"), except for
(i) compliance with any applicable requirements of the Exchange Act, (ii) the filing of a certificate of merger, pursuant to the

DGCL, (iii) applicable state takeover statutes, (iv) compliance with the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended (the "HSR Act") and any requirements of any foreign or supranational anti-trust laws (as hereinafter defined), and (iv) Consents, the failure of which to obtain or make would not reasonably be expected to have a Material Adverse Effect on the Company.

Section 3.06 SEC Reports and Financial Statements.

      (a) The Company has filed with the SEC all forms, reports, schedules, registration statements and definitive proxy statements (the "SEC Reports") required to be filed with the SEC since the date the Company became subject to reporting requirements under the Exchange Act. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Exchange Act or the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder applicable, as the case may be, to such SEC Reports, and none of the SEC Reports (including, but not limited to, any financial statements or schedules included or incorporated by reference therein) contained when filed (except to the extent revised or superseded by a subsequent filing with the SEC) any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

      (b) The consolidated balance sheets as of December 31, 2002 and 2001 and the related consolidated statements of income, common stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002 (including the related notes and schedules thereto) of the Company contained in the Company's Form 10-K for the year ended December 31, 2002 included in the SEC Reports present fairly, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of the Company and its consolidated subsidiaries as of the dates or for the periods presented therein in conformity with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved except as otherwise noted therein, including the related notes.

      (c) The consolidated balance sheets and the related statements of income and cash flows (including in each case the related notes thereto) of the Company contained in the Form 10-Q for the period ended March 31, 2003 included in the SEC Reports (the "Quarterly Financial Statement") has been prepared in accordance with the requirements for interim financial statements contained in Regulation S-X. The Quarterly Financial Statement presents fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of the Company and its consolidated subsidiaries as of the dates and for the period presented therein in conformity with GAAP applied on a consistent basis during the period involved, except as otherwise noted therein, including the related notes, provided, that the Quarterly Financial Statement does not reflect full year end adjustments, accruals, reserves and footnotes.

      (d) There are no liabilities of the Company or any of its subsidiaries of any kind whatsoever, whether or not accrued and whether or not contingent or absolute, that are material to the Company and its subsidiaries, taken as a whole, other than (i) liabilities disclosed or provided for in the consolidated balance sheet of the Company and its subsidiaries at December 31, 2003, including the notes thereto, (ii) liabilities disclosed in the Quarterly Financial Statement, (iii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2002 (without giving effect to the materiality qualifier contained in this Section 3.06(d)) that would reasonably be expected to have a Material Adverse Effect on the Company, and (iv) other liabilities, none of which (without giving effect to the materiality qualifier contained in this Section 3.06(d)) would reasonably be expected to have a Material Adverse Effect on the Company.

      (e) The Company has heretofore furnished or made available to Purchaser a complete and correct copy of any amendments or modifications which have not yet been filed with the SEC to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act and the rules and regulations promulgated thereunder or the Exchange Act and the rules and regulations promulgated thereunder.

      Section 3.07 Information. None of Schedule 13E-3, the Proxy Statement (except for any information concerning Purchaser and supplied by Purchaser or the Purchaser Stockholders and its or their representatives in writing specifically for inclusion therein) nor any of the information concerning the Company supplied by the Company specifically for inclusion or incorporation by reference in (i) Schedule 13E-3 or the Proxy Statement, or (ii) any other document to be filed with the SEC or any other Governmental Entity in connection with the transactions contemplated by this Agreement and any amendment or supplement to any of the above (the "Other Filings") will, at the respective times filed with the SEC or other Governmental Entity or first published and, in addition, in the case of the Proxy Statement, at the date it or any amendment or supplement is mailed to stockholders and at the time of the Special Meeting (as herein defined), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

      Section 3.08 Opinion of Financial Advisor. The Company has received the written opinion of Rodman & Renshaw (the "Financial Advisor") to the effect that, as of such date, the Merger Price to be received by holders of Common Shares pursuant to the Merger is fair to such holders (other than Purchaser or the stockholders of Purchaser) from a financial point of view, a copy of which opinion is attached hereto as Exhibit C. The Company has been authorized by the Financial Advisor to permit the inclusion of such fairness opinion in Schedule 13E-3 and the Proxy Statement, as necessary or desirable.

      Section 3.09 Brokers. Except for the engagement of the Financial Advisor, none of the Company, any of its subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement. True and correct copies of the Company's agreements with the Financial Advisor have been provided to Purchaser prior to the date of this Agreement.

      Section 3.10 Certain Approvals; Take-Over Laws. The Company Board has taken appropriate action such that, assuming the accuracy of information provided by Purchaser in writing to the Company or to its counsel in connection with this Agreement and the transactions contemplated hereby, the restrictions on "business combinations" with "interested stockholders" as defined and set forth in Section 203 of the DGCL will not apply to any of the transactions contemplated by this Agreement. No foreign or state takeover law is applicable to the transactions contemplated by this Agreement, including the Merger.

      Section 3.11 Change of Control Provisions. Except as set forth in the Company Disclosure Statement, none of the Company's or any of its subsidiary's employment, consulting, severance, indemnification or other contracts or agreements and none of the Company's or any subsidiary's employee benefit plans, programs or arrangements contains any provision that would become operative or requires the consent of any party thereto as a result of any transaction contemplated by the Merger or this Agreement.

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES
                                  OF PURCHASER

      Purchaser represents and warrants to the Company, as of the date hereof and as of the Effective Time, as follows:

      Section 4.01 Organization and Qualification. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Purchaser has the requisite power and authority to own, operate or lease its properties and to carry on its business as it is now being conducted, and is duly qualified or licensed to do business, and is in good standing, in each jurisdiction in which the nature of its business or the properties owned, operated or leased by it makes such qualification, licensing or good standing necessary, except where the failure to have such power or authority, or the failure to be so qualified, licensed or in good standing, would not reasonably be expected to have a Material Adverse Effect on Purchaser. The term "Material Adverse Effect on Purchaser", as used in this Agreement, means any change in or effect on the assets, liabilities, business, prospects, operations or condition (financial or otherwise) of Purchaser or any of its subsidiaries that would reasonably be expected to prevent or materially delay consummation of the Merger.

      Section 4.02 Authority Relative to this Agreement. Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Purchaser and the consummation by it of the transactions contemplated hereby have been duly and validly authorized and approved by the Purchaser Board and no other proceedings on the part of Purchaser are necessary to authorize or approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser and, assuming the due and valid authorization, execution and delivery by the Company and the other parties thereto (other than Purchaser), constitutes a valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except that such enforceability
(i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity.

      Section 4.03 No Conflict; Required Filings and Consents.


      (a) None of the execution and delivery by Purchaser of this Agreement, the consummation by Purchaser of the transactions contemplated hereby or compliance by Purchaser with any of the provisions contained in this Agreement will (i) conflict with or violate the organizational documents of Purchaser, (ii) conflict with or violate any law, regulation or order applicable to Purchaser or by which any of its properties or assets may be bound or affected, or (iii) result in a violation pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Purchaser is a party or by which any of its properties may be bound or affected, except in the case of the foregoing clause (ii) or (iii), for any such violations which would not have a Material Adverse Effect on Purchaser.

      (b) None of the execution and delivery by Purchaser of this Agreement, the consummation by Purchaser of the transactions contemplated hereby or compliance by Purchaser with any of the provisions hereof will require any Consent of any Governmental Entity, except for (i) compliance with any applicable requirements of the Exchange Act, (ii) the filing of a certificate of merger and merger, pursuant to the DGCL, (iii) applicable state takeover and environmental statutes, (iv) compliance with the HSR Act and any requirements of any foreign or supranational anti-trust laws, and (v) Consents the failure of which to obtain or make would not reasonably be expected to have a Material Adverse Effect on Purchaser.

      Section 4.04 Information. The information concerning Purchaser and supplied or to be supplied by Purchaser or the Purchaser Stockholders and its or their representatives in writing specifically for inclusion in (i) Schedule 13E-3 or (ii) the Proxy Statement, will not, at the respective times filed with the SEC or other Governmental Entity and, in addition, in the case of the Proxy Statement, at the date it or any amendment or supplement is mailed to stockholders and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

      Section 4.05 Brokers. None of Purchaser or any of its subsidiaries, officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement for or with respect to which the Company is or might be liable.

      Section 4.06 Stock Ownership. Purchaser did not issue any shares of its capital stock prior to the Company Board's approval of this Agreement, the Merger and the transactions contemplated hereby.

                                   ARTICLE V

                                    COVENANTS

      Section 5.01 Access to Information. From the date hereof until the termination or the consummation of the Merger, the Company will, and will cause its subsidiaries, and each of their respective officers, directors, employees, counsel, advisors, representatives and financing sources

(collectively, the "Company Representatives"), to provide Purchaser and its officers, employees, counsel, advisors, representatives and financing sources (collectively, the "Purchaser Representatives") reasonable access (subject, however, to existing confidentiality and similar non-disclosure obligations and the preservation of attorney-client and work product privileges), during normal business hours and upon reasonable notice, to its officers and employees and to its offices and other facilities and to the books and records of the Company and its subsidiaries, and will permit Purchaser to make inspections of such as Purchaser may reasonably require, and will cause the Company Representatives and the Company's subsidiaries to furnish Purchaser and the Purchaser Representatives to the extent available with such other financial and operating data and other information with respect to the business and operations of the Company and its subsidiaries as Purchaser may from time to time reasonably request. Unless otherwise required by law, Purchaser will, and will cause the Purchaser Representatives to, hold any such information in confidence until such time as such information otherwise becomes publicly available through no wrongful act of Purchaser or the Purchaser Representatives. No investigation pursuant to this Section 5.01 shall affect any representations or warranties of the parties herein or the conditions to the obligations of the parties hereto. In the event of termination of this Agreement for any reason, Purchaser will, and will cause the Purchaser Representatives to, return to the Company or destroy all copies of written information furnished by the Company or any of the Company Representatives to Purchaser or the Purchaser Representatives and destroy such portion of all memoranda, notes and other writings prepared by Purchaser or the Purchaser Representatives based upon or including the information furnished by the Company or any of the Company Representatives to the Purchaser or the Purchaser Representatives (and Purchaser will certify to the Company that such destruction has occurred).

      Section 5.02 Efforts.


      (a) Subject to the terms and conditions hereof, each party hereto shall use their reasonable good faith efforts to consummate and make effective the transactions contemplated by the Merger and this Agreement as promptly as practicable in accordance with this Agreement.

      (b) The Company and the Purchaser will as promptly as practicable file with the Federal Trade Commission and the Department of Justice the notification and report forms required for the transactions contemplated hereby and any supplemental information that may be reasonably requested in connection therewith pursuant to the HSR Act, which notification and report forms and supplemental information will comply in all material respects with the requirements of the HSR Act. The Company shall pay all filing fees required with respect to the notification, report and other requirements of the HSR Act.

      (c) If at any time prior to the Effective Time any event or circumstance relating to either the Company or Purchaser or any of their respective subsidiaries, should be discovered by the Company or Purchaser, as the case may be, and which should be set forth in an amendment to the Proxy Statement, or
Schedule 13E-3, the discovering parties will promptly inform the other party of such event or circumstance. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, including the execution of additional documents, assignments and other instruments, the proper officers and directors of each party to this Agreement shall take all such necessary action.

      (d) Each of the parties agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Common Shares from the NASDAQ National Market System ("NASDAQ") or the OTC Bulletin Board ("OTC") if the listing requirements would no longer be satisfied after the Effective Time, and to terminate registration of the Common Shares under the Exchange Act; provided, that such delisting and deregistration shall not be effective until after the Effective Time, unless such earlier time is required by NASDAQ or OTC, the SEC or other applicable governmental entity or self regulatory organization.

      (e) Purchaser shall, and shall cause its officers, directors and stockholders who are also executive officers of the Company, to use its best efforts to ensure that the Company continues to operate its business in the ordinary course and to maintain sufficient cash to pay the aggregate Merger Price and Option Price.

      Section 5.03 Consents.


      (a) The Company will as promptly as practicable (i) make the required filings with, and take all reasonable steps to obtain the required authorizations, approvals, consents and other actions of, any Governmental Entity, (ii) take all reasonable steps to obtain the required consents of other persons with respect to the transactions contemplated hereby and (iii) use its commercially reasonable efforts to obtain waivers of any breaches, defaults or violations that may be caused by the consummation of the Merger and other transactions contemplated by the Merger and this Agreement.

      (b) Any party hereto shall promptly inform the others of any material communication from the United States Federal Trade Commission, the Department of Justice or any other domestic or foreign government or governmental or multinational authority regarding any of the transactions contemplated by this Agreement. If any party or any affiliate thereof receives a request for additional information or documentary material from any such government or authority with respect to the transactions contemplated by this Agreement, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. Purchaser will advise the Company promptly in respect of any understandings, undertakings or agreements (oral or written) which Purchaser proposes to make or enter into with the Federal Trade Commission, the Department of Justice or any other domestic or foreign government or governmental or multinational authority in connection with the transactions contemplated by this Agreement.

      Section 5.04 Public Announcements. So long as this Agreement is in effect, Purchaser and the Company agree to consult with each other before issuing any press release or otherwise making any public statement with respect to the transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement, without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed, except as may be required by law or any listing agreement with any securities exchange.

      Section 5.05 Continuance of Existing Indemnification Rights.


      (a) The Company will, and after the Effective Time, Purchaser agrees that it will cause the Surviving Corporation to, until the expiration of any applicable statutes of limitation, (i) indemnify and hold harmless each present and former director, officer and employee of the Company (collectively, the "Company Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") (but only to the extent such Costs are not otherwise covered by insurance and paid) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (collectively, "Claims"), arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including, in any event, in connection with the Merger and this Agreement, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law, and (ii) keep in effect the provisions in its certificate of incorporation and bylaws containing the provisions with respect to exculpation of director and officer liability, advancement of expenses, and indemnification set forth in the certificate of incorporation and bylaws of the Company on the date of this Agreement to the fullest extent permitted under applicable law, which provisions shall not be amended, repealed or otherwise modified in any manner adverse to the Company Indemnified Parties, without the prior written consent of such persons, except as required by applicable law; provided, further, that the Surviving Corporation shall not be required to indemnify or hold harmless any Company Indemnified Parties in respect of acts or omissions occurring at or prior to the Effective Time to the Extent such acts or omissions relate to the Indemnified Parties' gross negligence, willful misconduct or bad faith.

      (b) Any Company Indemnified Party wishing to claim indemnification under this Section 5.05 after the Effective Time, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Surviving Corporation thereof, but the failure to so notify shall not relieve the Surviving Corporation of any liability it may have to such Company Indemnified Party if such failure does not significantly prejudice the Surviving Corporation. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Surviving Corporation shall have the right to assume the defense thereof and the Surviving Corporation shall not be liable to such Company Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Company Indemnified Parties in connection with the defense thereof, except that if the Surviving Corporation elects not to assume such defense, or counsel for the Company Indemnified Parties advises the Surviving Corporation in writing that there are issues which raise conflicts of interest between the Surviving Corporation and the Company Indemnified Parties, the Company Indemnified Parties may retain counsel reasonably satisfactory to them, and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Company Indemnified Parties promptly as statements therefor are received; provided, however, that (i) the Surviving Corporation shall be obligated pursuant to this paragraph (b) to pay for only one counsel (as well as any local counsel) for all Company Indemnified Parties, (ii) the Company Indemnified Parties will cooperate in the defense of any such matter and (iii) the Surviving Corporation shall not be liable for any settlement effected without its prior written consent, which will not be unreasonably withheld; and provided, further, that the Surviving Corporation shall not have any obligation hereunder to any Company Indemnified Party if and when a court of competent jurisdiction shall ultimately determine that the indemnification of such Company Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

      (c) This Section 5.05 is intended to be for the benefit of, and shall be enforceable by, each of the Company Indemnified Parties and their respective heirs and successors. The indemnification provided for herein shall not be deemed exclusive of any other rights to which a Company Indemnified Party is entitled, whether pursuant to law, contract or otherwise. The Company shall pay all expenses, including reasonable attorneys' fees, that are incurred by any Company Indemnified Party which is the prevailing party in any action or proceeding to enforce the indemnity and other obligations provided for in this
Section 5.05.

      (d) In the event that the Surviving Corporation or any of its controlling persons or successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary to effectuate the purpose of this Section 5.05, proper provision shall be made so that the successors and assigns of the Surviving Corporation or such controlling persons shall succeed to the obligations set forth in this Section 5.05 and none of the actions described in clauses (i) or
(ii) shall be taken until such provision is made.

      Section 5.06 No Solicitation. The Company agrees that it shall not (and shall not authorize any of its subsidiaries or any of the officers and directors of it or its subsidiaries or its and its subsidiaries' directors, officers, employees, affiliates, agents, advisors and representatives to), directly or indirectly, (a) solicit, initiate or encourage, or take any other action to facilitate (including by way of furnishing information) any Takeover Proposal (as defined herein) or take any other action which may be reasonably expected to lead to any Takeover Proposal, other than the transactions contemplated by this Agreement, or any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the Merger or which would reasonably be expected to adversely affect the benefits to Purchaser of the transactions contemplated hereby, (b) negotiate, explore or otherwise participate in discussions with any person (other than Purchaser or its directors, stockholders, officers, employees, agents and representatives, as applicable), including any parties with which the Company has previously engaged in discussions or negotiations with respect to any Takeover Proposal or potential Takeover Proposal, or furnish to any person (other than Purchaser or its directors, stockholders, officers, employees, agents and representatives, as applicable) any information with respect to its business, properties or assets or any of the foregoing, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person (other than Purchaser or its directors, stockholders, officers, employees, agents and representatives, as applicable) to do or seek any of the foregoing or (c) enter into any agreement, arrangement or understanding with respect to, or endorse, any Takeover Proposal; provided, however, that the foregoing shall not prohibit the Company from (i) prior to the date on which the Company's stockholders adopt this Agreement in accordance with the DGCL (A) furnishing information pursuant to a confidentiality agreement (provided for informational purposes to Purchaser), on terms and conditions customary for similar transactions, concerning the Company and its businesses, properties or assets to a third party who has made an unsolicited bona fide written Takeover Proposal, or (B) engaging in discussions or negotiations with such a third party who has made an unsolicited bona fide written Takeover Proposal which did not otherwise result from a breach of this Section 5.06 or (ii) following receipt of an unsolicited bona fide written Takeover Proposal, but prior to the date on which the Company's stockholders adopt this Agreement in accordance with the DGCL, failing to make or withdrawing or modifying its recommendation referred to in Section 1.10, but, in each case referred to in the foregoing clauses (i) or (ii), only to the extent that the Company Board shall have concluded in good faith, after consultation with outside legal counsel and the Company's financial advisors, that (A) such Takeover Proposal may reasonably be expected to result in, in the case of clause (i), or is, in the case of clause (ii), a proposal that is more favorable to the stockholders of the Company than the transactions contemplated by the Merger and this Agreement (taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal), and does not contain any conditions to the consummation of such Takeover Proposal which are more onerous than the conditions, set forth in this Agreement, (B) such Takeover Proposal is not conditioned on obtaining financing (and with respect to which Purchaser has received written evidence, in form and substance reasonably acceptable to Purchaser, of such third party's ability to fully finance its Takeover Proposal) and provides for consideration to stockholders of the Company payable solely in cash, (C) such Takeover Proposal is for all or substantially all of the Common Shares, and (D) the Company Board's fiduciary duties, as they would exist in the absence of any limitation in this Agreement, would require the Company Board to take such action (any Takeover Proposal satisfying each of the immediately preceding clauses (A), (B),
(C) and (D), hereinafter referred to as a "Superior Proposal"); provided, further, that the Company Board shall not take any of the foregoing actions referred to in clauses (i) and (ii) until after prior written notice to Purchaser with respect to such action. After taking any such action, the Company Board shall promptly advise Purchaser with respect to the status thereof as developments arise or as reasonably requested by Purchaser. Nothing herein shall prevent the Company Board from taking, and disclosing to the Company's stockholders, a position contemplated by Rules 14D-9 and 14e-2 promulgated under the Exchange Act with regard to any tender offer. In addition, if the Company Board receives an unsolicited Takeover Proposal or any inquiry with respect to or which could lead to any Takeover Proposal, then the Company shall promptly inform Purchaser orally and in writing of the terms and conditions of such Takeover Proposal and the identity of the person making it and if any Takeover Proposal is in writing, the Company shall promptly deliver a copy thereof to Purchaser. The Company agrees that it will use reasonable best efforts to promptly inform its directors, officers, key employees, agents and representatives of the obligations undertaken in this Section 5.06. As used in this Agreement, "Takeover Proposal" means any proposal or offer from any person relating to direct or indirect acquisition or purchase of a business that constitutes 10% or more of the net revenues, net income or the assets of the Company and its subsidiaries, taken as a whole, or 10% or more of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of any class of equity securities of the Company or any of its subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by this Agreement.

      Section 5.07 Notification of Certain Matters. Purchaser and the Company shall promptly notify each other of (a) the occurrence or non-occurrence of any fact or event which would be reasonably likely (i) to cause any representation or warranty contained in this Agreement to be untrue or inaccurate at any time from the date hereof to the Effective Time or

(ii) to cause any covenant, condition or agreement hereunder not to be complied with or satisfied, and (b) any failure of the Company or Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, including, but not limited to the Company's obligation to inform the Purchaser of receipt of an unsolicited Takeover Proposal or inquiry pursuant to Section 5.06 hereof; provided, however, that no such notification shall affect the representations or warranties of any party or the conditions to the obligations of any party hereunder, nor shall it limit or otherwise affect the remedies available hereunder to the party receiving such notice.

      Section 5.08 Disposition of Litigation.


      (a) The Company agrees that it will not settle any litigation currently pending, or commenced after the date hereof, against the Company or any of its directors or officers by any stockholder of the Company relating to the Merger or this Agreement, without the prior written consent of Purchaser, other than settlements for amounts not exceeding $300,000, in the aggregate.

      (b) The Company will not voluntarily cooperate with any third party which has sought or may hereafter seek to restrain or prohibit or otherwise oppose the Merger and will cooperate with Purchaser to resist any such effort to restrain or prohibit or otherwise oppose the Merger, unless in each case, the Company Board determines in good faith after consultation with outside legal counsel, that its fiduciary duties require it to do so.

      Section 5.09 State Takeover Laws. The Company shall, upon the request of Purchaser, take all reasonable steps to assist in any challenge by Purchaser to the validity or applicability to the transactions contemplated by this Agreement and the Merger of any state or foreign takeover law.

                                   ARTICLE VI

                    CONDITIONS TO CONSUMMATION OF THE MERGER

      Section 6.01 (a) Conditions to the Obligations of the Company and Purchaser. The respective obligations of Purchaser and the Company to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions:

            (i) The holders of a majority of the outstanding Common Shares shall have adopted and approved this Agreement, the Merger and the transactions contemplated hereby in accordance with the DGCL (the "Statutory Vote"). It is expressly agreed that the votes of the holders of all Common Shares will be counted for the purposes of the Statutory Vote, including, without limitation, shares held by the Purchaser, any Purchaser Stockholder and any of their respective affiliates.

            (ii) Any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated.

            (iii) All actions and consents by or in respect of or filings with any Governmental Entity required to permit the consummation of the Merger and all consents under material third party contracts shall have been taken, made or obtained, except for any such actions or filings the failure to take, make or obtain would not reasonably be expected to have a Material Adverse Effect.

            (iv) The number of Common Shares held by the stockholders of the Company, other than the Purchaser Stockholders or the Purchaser voted in favor of the approval and adoption of this Agreement, the Merger and the transactions contemplated hereby shall exceed the number of Common Shares held by the stockholders of the Company, other than the Purchaser Stockholders or the Purchaser voted against the approval and adoption of this Agreement, the Merger and the transactions contemplated hereby (the "Majority of Minority Stockholder Vote"). Abstentions and non-votes shall not be taken into account for the purposes of the foregoing determination. It is expressly agreed that the votes of stockholders who signed the Letter Agreements but who are not Purchaser Stockholders will be counted for the purposes of determining the Majority of the Minority Stockholder Vote.

            (v) The Stipulation of Settlement relating to In Re Lexent Inc. Shareholders Litigation Cons. C.A. No. 20177 (the "Stipulation of Settlement") shall be in full force and effect, and the parties thereto shall have complied with and not violated the terms of such stipulation.

            (vi) The Company shall have sufficient cash or cash equivalents to pay the aggregate Merger Price, aggregate Option Price, all fees and expenses and all other sums of monies due to any person pursuant to the terms of this Agreement.

      (b) Conditions to the Obligation of Purchaser. The obligation of Purchaser to consummate the Merger is subject to the satisfaction, at or before the Effective Time, of each of the following conditions:


            (i) (1) The Company shall have complied, in all material respects, with all of its covenants hereunder and performed or complied with all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (2) disregarding for these purposes any materiality, Material Adverse Effect or corollary qualifications contained therein, the representations and warranties of the Company contained in this Agreement shall be true at and as of the date of the Effective Time, as if made at and as of such date (except for representations and warranties that are made as of a specific date, which representations and warranties shall be true at and as of such respective specific date), with only such exceptions as would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect, unless as of the date of this Agreement, the Purchaser had Knowledge of such breach of representation or warranty, and (3) Purchaser shall have received certificates signed by an appropriate representative of the Company to the foregoing effect. Notwithstanding the foregoing, the Company shall not be deemed to have breached to failed to perform or comply with any of its covenants hereunder or breached or failed to perform or comply with any of its obligations hereunder in the event that the Company's failure to comply with such covenant or obligation directly or indirectly resulted from any act or omission by any executive officer, director or stockholder of the Purchaser who is also an executive officer of the Company.

            (ii) Except for the In Re Lexent Inc. Shareholders Litigation Cons. C.A. No. 20177 and as set forth in the last proviso of this Section 6.01(b)(ii), no action, suit, or proceeding shall be pending or threatened against the Purchaser, its stockholders, the Company, its officers or directors, or its subsidiaries before any court or quasi-judicial or administrative agency or any federal, state, local or foreign jurisdiction or before any arbitrator or other Governmental Entity, whether or not known by Purchaser as of the date of this Agreement, wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would
      (1) prevent consummation of any of the transactions contemplated by this Agreement, the Merger, or the transactions contemplated hereby or thereby,
      (2) cause any of the transactions contemplated by this Agreement or the Merger to be rescinded following consummation, (3) have a material adverse effect on the right of Purchaser or its stockholders to own the capital stock of the Company and to control the Company and its subsidiaries, or
      (4) have a Material Adverse Effect on the Company (and no such injunction, judgment, order, decree, ruling or charge shall be in effect); provided, however, with respect (A) the antitrust litigation, which is proceeding in Federal District Court (Southern District of New York), 00 CIV. 4763, and is encaptioned: U.S. Information Systems, Inc., Odyssey Group, Inc. and Blue Diamond Fiber Optic Networks, Inc. v. International Brotherhood of Electric Workers Local Union Number 3, AFL-CIO, AR Communication Contractors Inc., ADCO Electrical Corporation, Five Star Electric Corporation, Forrest Electric Corporation, Hugh O'Kane Electric Company, LLC, IPC Communications, Inc. and Nead Information Systems, and (B) the US Electric litigation, which is proceeding in Federal District Court (Northern District of Illinois), 02 CIV. 5092, is encaptioned: Annecca Inc., Michael J. Annecca, as Trustee of the Michael J. Annecca Living Trust, TNC, Inc., U.S. Electric, LLC, Michael Annecca and Andrew Dennon v. Lexent Inc. only a judgment in such cases will be evaluated to determine if such judgment has a Material Adverse Effect on the Company.

            (iii) Since the date of the Merger Agreement, there shall not have occurred or been discovered any developments, circumstances or occurrences with regard to the Company and its subsidiaries which have had or would be reasonably expected to have a Material Adverse Effect on the Company.

            (iv) All Company Options shall have been cancelled or terminated and all loans or advances by or on behalf of the Company to its management shareholders will have been repaid to the reasonable satisfaction of Purchaser.

            (v) Purchaser shall have received a properly executed certificate signed by an appropriate representative of the Company that states that the shares of capital stock of the Company and its subsidiaries are not "United States real property interests" within the meaning of Section 897(c) of the Code and otherwise satisfies the requirements of Treasury Regulation Section 1.1445-2(c)(3)."

            (vi) Holders of not more than 5% of the aggregate number of shares of the Common Shares shall have demanded appraisal for such shares in accordance with the DGCL.

      (c) Condition to the Obligation of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction, at or before the Effective Time, of the following condition:


            (i) Purchaser shall have complied with all of its covenants hereunder and performed or complied with all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of Purchaser contained in this Agreement shall be true in all material respects (disregarding for these purposes any materiality, Material Adverse Effect or corollary qualifications contained therein) at and as of the Effective Time, as if made at and as of such date (except for representations and warranties that are made as of a specific date, which representations and warranties shall be true at and as of such specific date), and (iii) the Company shall have received a certificate signed by a duly authorized officer of Purchaser to the foregoing effect

                                  ARTICLE VII

                         TERMINATION; AMENDMENTS; WAIVER

      Section 7.01 Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company:


            (a) by the mutual written consent of Purchaser and the Company;

            (b) by Purchaser or the Company, (i) if there shall be any statute, law, rule or regulation that makes consummation of the Merger illegal or prohibited or if any court or other Governmental Entity of competent jurisdiction or located or having jurisdiction within the United States or any country or economic region in which either the Company or Purchaser, directly or indirectly, has material assets or operations shall have issued, enacted, entered, promulgated or enforced any final order, judgment, decree, injunction, or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, judgment, decree, injunction or ruling shall have become nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.01(b) shall have used all reasonable efforts to remove such order, judgment, injunction, decree, ruling or other action; or (ii) the Special Meeting shall have been held and the Statutory Vote or the Majority of Minority Stockholder Vote are not obtained upon a vote taken at such meeting (including any adjournment or postponement thereof).

            (c) by the Company, if (i) Purchaser shall have breached any representation, warranty, covenant or agreement contained in this Agreement, which breach materially adversely affects the Company's ability to consummate the Merger, and, with respect to any such breach that is reasonably capable of being cured, which shall not have been cured prior to the tenth business day following notice of such breach, or (ii) prior to the consummation of the Merger, any person shall have made a bona fide Takeover Proposal that the Company Board determines, in good faith, is a Superior Proposal (after taking into account any revised proposal made by Purchaser during the Five-Day Period (as defined in this Section 7.01)); provided, however, that (1) such Superior Proposal did not result from a breach of Section 5.06 above or other covenant or agreement of the Company, (2) after consultation with outside legal counsel and the Company's financial advisors and acting in good faith, the Company Board shall have withdrawn its recommendation to the stockholders that the Merger is fair and advisable and in the best interests of the Company, and (3) prior to such termination by the Company, the Company Board shall, if requested by Purchaser in connection with a revised proposal made by Purchaser, negotiate in good faith with Purchaser in respect of such revised proposal for not less than five (5) business days (the "Five-Day Period"); and provided, further, that such termination under this clause (c)(ii) shall not be effective until the Company has reimbursed Purchaser for all of its fees and expenses as required by
      Section 7.03(b) hereof; or

            (d) by Purchaser, if (i) there shall have been a breach of any representation or warranty on the part of the Company contained in this Agreement which would reasonably be expected to have a Material Adverse Effect on the Company or which would materially adversely affect (or materially delay) the consummation of the Merger, unless as of the date of this Agreement, the Purchaser had Knowledge of such breach of representation or warranty; (ii) there shall have been a breach or failure to perform of any covenant or agreement on the part of the Company contained in this Agreement which would reasonably be expected to have a Material Adverse Effect on the Company or which would materially adversely affect (or materially delay) the consummation of the Merger, which, in the case of clause (i) or (ii), if such breach or failure to perform is reasonably capable of being cured, such breach or failure to perform shall not have been cured prior to the tenth business day following notice of such breach or failure to perform, provided, that, notwithstanding the foregoing, the Company shall not be deemed to have breached or failed to perform or comply with any of its covenants hereunder or breached or failed to comply with any of its obligations hereunder in the event that the Company's failure to comply with such covenant or obligation directly or indirectly resulted from any act or omission by any executive officer, director or stockholder of the Purchaser who is also an executive officer of the Company; (iii) the Company shall effect, or enter into any agreement with respect to, a transaction with any person pursuant to any Takeover Proposal (other than Purchaser) or the Company Board has resolved to do so, or (iv) the Company Board shall have withdrawn or modified in a manner adverse to Purchaser its approval or recommendation of the Merger or this Agreement or shall have recommended another offer or transaction, or shall have resolved to effect any of the foregoing; or the Financial Adviser shall have withdrawn or modified in a manner adverse to Purchaser its opinion that the Merger Price to be received by the holders of the Common Shares pursuant to the Merger (other than Purchaser or the stockholders of Purchaser) is fair to such holders from a financial point of view;

            (e) by the Company or the Purchaser, if the Company enters into a written agreement with respect to a Superior Proposal in accordance with the terms of this Agreement, including, without limitation, payment of all fees and expenses of Purchaser pursuant to Section 7.03 hereof; or


                  (f) by either the Company or Purchaser, if the Merger shall not have become effective on or before November 15, 2003; provided, however, that the right to terminate this Agreement under this
            Section 7.01(f) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date.

      Section 7.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders, other than the last two sentences of
Section 5.01, this Section 7.02 and Section 7.03, which shall survive any such termination. Nothing contained in this Section 7.02 shall relieve any party from liability for any breach of this Agreement.

      Section 7.03 Fees and Expenses.

      (a) In addition to any amounts payable to Purchaser pursuant to Section 7.03(b) below, all expenses incurred by the parties hereto, subject to the limitation set forth below, shall be borne solely and entirely by the Company, and the Company shall without exception, at the request of Purchaser, whether or not the Merger has been withdrawn, terminated or consummated, promptly (but not later than three business days after receipt of written invoices from Purchaser evidencing such Expenses) reimburse Purchaser for all the Purchaser's Expenses (as defined below) (subject to the limitation set forth below). As used in this
Section 7.03, the term "Expenses" means all out-of-pocket fees and expenses actually incurred by Purchaser, whether before or after the execution and delivery of this Agreement, in connection with the transactions contemplated by this Agreement and the transactions contemplated hereby, including, without limitation, reasonable fees and expenses payable to all banks, investors, investment banking firms and other financial institutions, and their respective agents and counsel, all fees and reasonable expenses of counsel, accountants, experts and consultants to Purchaser and its investors, and, further, including without limitation fees and reasonable expenses of, or incurred in connection with, any litigation or other proceedings to collect the Fee (as hereinafter defined), Expenses, or any of the fees, costs and expenses described in this sentence. Purchaser shall not be reimbursed by the Company for any Expenses in excess of $1,500,000.

      (b) In addition to any amounts payable to Purchaser pursuant to Section 7.03(a) above, if (i) this Agreement is terminated by the Company pursuant to
Section 7.01(c)(ii) or (e) or by Purchaser pursuant to Section 7.01(d) or (e), or (ii) the transactions contemplated by this Agreement are not consummated through no fault of Purchaser, and the Company, within one (1) year of the termination of this Agreement, enters into an agreement for a Takeover Proposal (the "Alternate Transaction"), then the Company shall pay to Purchaser a fee (the "Fee") in an amount equal to $1,500,000 less all amounts paid to Purchaser pursuant to Section 7.03(a) above in cash and in immediately available funds,
(A) in the case of clause (i) above, prior to any such termination of this Agreement or (B) in the case of clause (ii) above, upon the execution of binding agreements relating to such Alternate Transaction or the consummation of such Alternate Transaction, whichever is earlier.

      Section 7.04 Amendment. This Agreement may be amended by the Company and Purchaser at any time before or after approval of the Merger by the stockholders of the Company but, after any such approval, no amendment shall be made that requires the further approval of the Company's stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

      Section 7.05 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of any other party hereto, (ii) waive any inaccuracies in the representations and warranties contained herein by any other party or in any document, certificate or writing delivered pursuant hereto by any other party or (iii) subject to applicable law, waive compliance with any of the agreements of any other party or with any conditions to its own obligations. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                  ARTICLE VIII

                                 INDEMNIFICATION

      Section 8.01 Indemnification Obligation of the Company.


      (a) The Company agrees from and after the date hereof to indemnify Purchaser and its respective affiliates, stockholders, officers, directors, employees, agents, representatives and successors and assigns (each a "Purchaser Indemnitee" and, collectively the "Purchaser Indemnitees") in respect of, and save and hold each Purchaser Indemnitee harmless against and pay on behalf of or reimburse each Purchaser Indemnitee as and when incurred, any and all losses, claims, damages and expenses (including reasonable attorney's fees and expenses) ("Losses" or singularly, the "Loss") which any Purchaser Indemnitee suffers, sustains or becomes subject to as a result of or by virtue of, without duplication arising out of or relating to actions or omissions relating to the Agreement, the Merger and the transaction contemplated hereby and thereby.

      Section 8.02 Indemnification Procedures.


      (a) Any person or entity making a claim for indemnification pursuant to
Section 8.01 above (each, an "Indemnified Party") must give the Company (an "Indemnifying Party") written notice of such claim promptly after the Indemnified Party receives any written notice of any action, lawsuit, proceeding, investigation or other claim (a "Proceeding") against or involving the Indemnified Party by any person or entity or otherwise discovers the liability, obligation or facts giving rise to such claim for indemnification; provided, that the failure to notify or delay in notifying an Indemnifying Party will not relieve the Indemnifying Party of its obligations pursuant to Section
8.01 above, as applicable, except to the extent that such failure or delay actually and materially harms the Indemnifying Party.

      (b) With respect to the defense of any Proceeding against or involving an Indemnified Party in which any person or entity in question seeks only the recovery of a sum of money (and not for injunctive or equitable relief) for which indemnification is provided in Section 8.01 above, at its option an Indemnifying Party may appoint as lead counsel of such defense any legal counsel approved by the Indemnified Party, such approval not to be unreasonably withheld or delayed.

      (c) Notwithstanding Section 8.01 above: (i) the Indemnified Party will be entitled to participate in the defense of such claim and to employ one counsel of its choice for such purpose at the Company's expense and (ii) the Indemnifying Party will not be entitled to assume control of the defense of such claim, and will pay the reasonable fees and expenses of legal counsel retained by the Indemnified Party, if:

            (x) an adverse determination of such Proceeding would be reasonably likely to have a material and adverse effect upon the Indemnified Party's business;

            (y) the Indemnified Party reasonably believes that there exists a conflict of interest which, under applicable principles of legal ethics, could prohibit a single legal counsel from representing both the Indemnified Party and the Indemnifying Party in such Proceeding; or

            (z) the Indemnified Party reasonably believes that the Indemnifying Party has failed or is failing to prosecute or defend vigorously such claim following written notice and a 30 day opportunity to cure.

      (d) the Indemnifying Party must obtain the prior written consent of the Indemnified Party (which the Indemnified Party will not unreasonably withhold, delay or condition) prior to entering into any settlement of such claim or Proceeding or ceasing to defend such claim or Proceeding; provided that any such settlement shall provide for the full release of all claims against each Indemnified Party.

      SECTION 8.03 Payment. Upon the determination of the liability under
Article VIII or otherwise between the parties or by judicial proceeding, the Company shall pay to the Indemnified Party, as the case may be, within ten (10) days after such determination, the amount of any claim for indemnification made hereunder. All amounts not paid when due under Article VIII will accrue interest, payable on demand, at the rate of eighteen percent (18%) per annum, or the highest rate permitted by applicable law, whichever is smaller, from the date due until paid in full and each paying party will pay the other party's reasonable and documented out-of-pocket costs and expenses (including without limitation, reasonable attorneys' fees and expenses) incurred in attempting to collect any such amounts.

      SECTION 8.04 Adjustment to Indemnities. The amount of indemnity payable under Section 8.01 shall be (i) calculated after giving effect to any proceeds actually received from insurance policies covering the Loss that is the subject of the claim for indemnity, net of any increase in premium as a result of such claim, and (ii) reduced (but not below zero) by an amount equal to the present value of the tax benefit, if any, to the Indemnified Party or one or more of its Affiliates resulting from the Loss that is the subject of the indemnity payment.

                                   ARTICLE IX

                                  MISCELLANEOUS

      SECTION 9.01 Non-Survival of Representations and Warranties. The representations and warranties made in this Agreement shall not survive the termination of this Agreement or beyond the consummation of the Merger. This
Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

      SECTION 9.02 Entire Agreement; Assignment.

      (a) The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof. This Agreement (including the documents and the instruments referred to herein), constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof.

      (b) Neither this Agreement, nor any of the rights, interests or obligations hereunder will be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, which will not be unreasonably withheld or delayed, except that Purchaser may assign all or any of its rights to affiliates without the prior written consent of the Company; provided, that no such assignment shall relieve the assigning party of its obligations hereunder.

      SECTION 9.03 Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, provided, that, except as provided in Section 9.02(b), no party may assign its rights and obligations under this Agreement without the prior written consent of the other parties.

      SECTION 9.04 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity of enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

      SECTION 9.05 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by overnight courier or facsimile to the respective parties as follows:

      If to the Purchaser:

            LX Merger Corp.
            Three New York Plaza
            New York, NY 10004
            Attention: Hugh J. O'Kane, Jr.
            Facsimile: (212) 981-5417

      with a copy to:

            Mayer, Brown, Rowe & Maw LLP
            1675 Broadway
            New York, NY 10019
            Attention: James B. Carlson
            Facsimile: (212) 262-1910

      If to the Company:

            Lexent Inc.
            Three New York Plaza
            New York, NY 10004
            Attention:  Noah Franzblau
            Facsimile: (212) 981-5417

      with a copy to:

            Lowenstein Sandler PC
            65 Livingston Avenue
            Roseland, NJ  07068-1791
            Attention:  Steven M. Skolnick
            Facsimile: (973) 597-2400

or to such other address as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

      SECTION 9.06 Governing Law; Jurisdiction.

      (a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

      (b) In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any federal court located in the State of New York or any New York state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a federal or state court sitting in the State of New York.

      SECTION 9.07 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY OR DISPUTE THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.07.

      SECTION 9.08 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

      SECTION 9.09 Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. Any reference to any federal, state or local law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

      SECTION 9.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

      SECTION 9.11 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and, except with respect to
Section 5.05 and Section 7.03, nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

      SECTION 9.12 Certain Definitions.  As used in this Agreement:

            (a) the term "affiliate", as applied to any person, shall mean any other person directly or indirectly controlling, controlled by, or under common control with, that person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities, by contract or otherwise;

            (b) the term "Knowledge" means the actual knowledge, without duty of inquiry, of Hugh J. O'Kane and Kevin M. O'Kane.

            (c) the term "person" shall include individuals, corporations, partnerships, trusts, limited liability companies, other entities and groups (which term shall include a "group" as such term is defined in Section 13(d)(3) of the Exchange Act); and

            (d) the term "subsidiary" or "subsidiaries" means, with respect to any person, any corporation, partnership, joint venture, limited liability company, or other legal entity of which such person (either alone or through or together with any other subsidiary), owns, directly or indirectly, stock or other equity interests the holders of which are generally entitled to more than 50% of the vote for the election of the board of directors or other governing body of such corporation or other legal entity.

      SECTION 9.13 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

      SECTION 9.14 Enforcement Costs. The parties hereto agree that if any party hereto fails to pay any amounts due hereunder or otherwise fails to perform its obligations and covenants under this Agreement or in connection with the transactions contemplated by this Agreement and the Merger, such party shall pay all reasonable costs and expenses incurred by such other party in connection with any action to enforce the terms of this Agreement, the Merger and the transactions contemplated hereby and thereby that results in a final non-appealable judgment against such non-paying or non-performing party.

                                 * * * * * *

      IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its respective officer thereunto duly authorized, all as of the day and year first above written.

                                    LEXENT INC.



                                    By:    /s/ Bruce Levy
                                           -------------------------------------
                                    Name:  Bruce Levy
                                    Title: President, Chief Operating Officer
                                           and Chief Financial Officer





                                    LX MERGER CORP.



                                    By:    /s/ Kevin O'Kane
                                           -------------------------------------
                                           Name:  Kevin O'Kane,
                                           Title: Vice President